UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-33342

FORM 12b-25	CUSIP NUMBER 069744 100 069744 118

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10D ☐Form N-SAR
☐Form N-CSR
	For Period Ended:	February 28, 2009
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Barzel Industries Inc.
Full Name of Registrant

Former Name if Applicable

320 Norwood Park South – 2nd Floor
Address of Principal Executive Office (Street and Number)

Norwood, MA 02062
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009 cannot be filed within the prescribed time period without unreasonable effort or expense due to the effort needed to complete the accounting for and disclosure of various restructuring projects and asset dispositions and purchases during the last month of the quarter, including a transaction that closed on the last day of the quarter, and the consideration of classifications and disclosures associated with liquidity and capital resources resulting from the weakened economic environment.  The Registrant currently expects to file its Form 10-Q by the prescribed due date.

(Attach extra Sheets if Needed).

PART IV — OTHER INFORMATION

(1)		Name and telephone number of person to contact in regard to this notification
Karen G. Narwold, Esq.	781	762-0123
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to

file such report(s) been filed ? If answer is no, identify report(s).		Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s Statement of Operations will reflect a significantly higher net loss for the quarter ended February 28, 2009, the first fiscal quarter of 2009, than in the same period of the prior year.  The Registrant had a net loss of $7.9 million in the first fiscal quarter of 2008.  The higher net loss for the first fiscal quarter of 2009 was primarily due to decreased net sales due to weaker global economic conditions, particularly in industrial manufacturing, construction, transportation and energy segments, resulting in continued weakened demand and pricing for steel and Registrant’s products.  Net loss in the first fiscal quarter of 2009 will also include an approximate $3.3 million impairment loss, amortization associated with the purchase price allocation to intangible assets other than goodwill of approximately $2.1 million, and higher depreciation of approximately $0.5 million associated with the purchase price allocation to property, plant and equipment.

Barzel Industries Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 15, 2009	By	/s/ Corrado De Gasperis
Corrado De Gasperis Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.